

February 10, 2011

Paul Sedlack
Graham Capital Management, L.P.
40 Highland Avenue
Rowayton, CT 06853

> **Re:** **Graham Alternative Investment Fund II LLC**
> **Amendment No. 2 to Form 10**
> **Filed September 3, 2010**
> **File No. 000-53967**

Dear Mr. Sedlack:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm to us that you have determined you are not an investment company under the analysis stated in staff no-action letter Peavey Commodity Futures Fund I, II, III (pub. avail. June 2, 1983) and that you will consider the Peavey analysis going forward and register as an investment company if, under that analysis, you become primarily engaged in investment company activities in the future.

2. Please revise your disclosure to clarify that, the Fund at all times will look primarily to commodity interests as its principal intended source of gains and anticipates that at all times commodity interests will present the Fund's primary risk of loss, and the Fund will not enter into any financial instrument if to do so would cause the Fund to

look to securities as its principal intended source of gains or anticipate that securities will present the Fund's primary risk of loss.

3. Please revise the definition of the word "fund" to include not only GAIF II, the offshore feeder and the feeder funds, but also the master funds.

4. Please revise your disclosure to state in detail what the Systematic Program Master Funds will invest in, similar to the description given for the DTP Master Funds.

5. Please revise your disclosure to state what Cash Assets will invest in. Please also tell us what statutory section or rule you are relying on to not register Cash Assets as an investment company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comments regarding the Investment Company Act, please contact Stephen Van Meter in the Division of Investment Management at (202) 551-4448. Please me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Christopher Wells, Esq. (via facsimile)